Exhibit 99.2

TIME IS SHORT: ACT NOW TO PROTECT YOUR VIMPELCOM INVESTMENT

June 8, 2006

Dear Fellow VimpelCom Shareholder,

VimpelCom’s annual shareholder meeting is rapidly approaching, but there is still time for you to protect your investment by voting for directors committed to building value for all VimpelCom shareholders. Altimo, VimpelCom’s largest shareholder, urges you to reject Telenor’s efforts to replace a majority of VimpelCom’s board with Telenor’s hand-picked nominees.

Please vote all of your shares FOR the Altimo-supported independent nominees on the enclosed GOLD proxy card. You must submit your proxy no later than 10:00 a.m, New York City time, on Monday, June 19, 2006, to ensure that your shares are voted. Your vote is crucially important. Please do not delay. Vote today!

Act Now to Prevent Telenor from Replacing a Majority of Your Board

VimpelCom is at a turning point. Over the past three years VimpelCom has transformed itself into a leader in the Russian mobile telecommunications market. During this period, the company has significantly increased its profitability while dramatically expanding its subscriber base – despite increasing competitive pressures. A successful campaign to re-brand the company in Russia resulted in VimpelCom’s closing the subscriber gap with its largest domestic competitor. VimpelCom also started international expansion through selective acquisitions in Kazakhstan, Uzbekistan, Tajikistan and Ukraine.

The results achieved by VimpelCom under the leadership of CEO Alexander Izosimov speak for themselves: between October 2003 – the month Mr. Izosimov took office – and June 2006, VimpelCom’s ADR price more than doubled, substantially outperforming the share price of VimpelCom’s main competitor, MTS. Net income increased from $234 million in 2003 to $615 million in 2005, also outperforming competition by a wide margin. VimpelCom’s subscriber base grew from 11.4 million at year-end 2003 to 45.4 million at year-end 2005. Along the way, VimpelCom won the Best Corporate Governance Award from IR Magazine in 2004.

Telenor, ignoring this outstanding record of achievement, has publicly expressed its dissatisfaction with Mr. Izosimov’s leadership, stating that “Izosimov’s days could be counted.”1 Why would Telenor want to push Mr. Izosimov out of VimpelCom? How could that possibly be in the best interests of VimpelCom’s shareholders?

Apparently, Mr. Izosimov’s independence and fair treatment of all VimpelCom’s shareholders is not in accord with Telenor’s self-interested agenda. For example, when VimpelCom’s highly successful international growth strategy posed a strategic threat to Telenor in Ukraine, where Telenor already owns a majority interest in Kyivstar, Telenor initiated an all-out war to prevent VimpelCom from expanding in Ukraine. After VimpelCom acquired Ukrainian Radio Systems (URS) in a transaction approved by a majority of shareholders, including holders of 89% of the ADRs represented in the shareholders meeting, Telenor took both Mr. Izosimov and the company to court trying to unwind the Ukrainian acquisition.

Now, Telenor is attempting to elect a majority of VimpelCom’s nine-member board by nominating three Telenor employees and two other candidates. We believe that a Telenor-dominated board is likely to make major management changes that could have disastrous results for VimpelCom, including replacing Alexander Izosimov as CEO. A Telenor-controlled board could also replace VimpelCom’s independent Chairman of the Board, David Haines.

In a letter to VimpelCom stockholders, Telenor stated that, following the election, “it is possible” that former Telenor employee Jo Lunder would replace Mr. Haines as VimpelCom’s Chairman. In our view, Mr. Haines has been a superb, independent-minded Chairman, with proven leadership and judgment. He brings to VimpelCom a wealth of experience, both from his current position as CEO of GROHE AG, which operates globally, and from his previous senior positions at Vodafone and The Coca-Cola Company. We think it would be a grave mistake to deprive VimpelCom of what it needs most from a Chairman of the Board, and what it has received from Mr. Haines: independent, experienced and shareholder-focused leadership, with an emphasis on fair treatment of all VimpelCom shareholders.

We submit that allowing Telenor nominees to control VimpelCom’s board would be a giant step backward for VimpelCom. Telenor is seeking to replace VimpelCom’s CEO and Chairman of the Board. Telenor could continue to seek to block board decisions relating to VimpelCom’s expansion into Ukraine. Telenor could seek to block future plans for VimpelCom’s expansion into other new markets where Telenor competes with your company, now or in the future.

The Altimo-Supported Independent Nominees

We support the election of three experienced, highly qualified nominees who are fully independent of Altimo and Telenor, the first two of whom were nominated by us:

[1]	“Telenor can go to trial,” Dagens Naeringsliv (Norway), June 6, 2006.

Independent Nominee	Occupation	Benefit to VimpelCom
Michael Leibov	President, CEO and a founder of Corbina Telecom	Substantial experience in Russian and global telecom industry

Leonid R. Novoselsky	Head of Gradient Group; General Director of OOO GK Gradient	Substantial experience in consumer products industry

David J. Haines	Chairman of the Board of Directors of VimpelCom; Chief Executive Officer of GROHE AG; Chairman of the Board of Glacier S.A.	Proven leadership of VimpelCom board; substantial experience in telecom industry, global marketing, and Russia

Altimo also has nominated three other persons for election as directors of VimpelCom: Mikhail M. Fridman, chairman of the board of directors of Alfa Group (Altimo’s parent company) and a current VimpelCom director; Alexei M. Reznikovich, Chief Executive Officer of Altimo and a current VimpelCom director; and Oleg A. Malis, Vice President of Altimo. Each of these nominees is committed to building shareholder value for the benefit of all VimpelCom shareholders.

Telenor’s Self-Interested Agenda

Telenor is not just a VimpelCom shareholder seeking to elect directors, it’s also a competitor. Through its majority-owned subsidiary Kyivstar, Telenor competes head-to-head with VimpelCom in Ukraine, one of the biggest and fastest-growing telecom markets in the CIS.

Telenor has done everything in its power to squash VimpelCom’s ability to expand in Ukraine:

•	Telenor’s nominees on the VimpelCom board tried to block approval of VimpelCom’s acquisition of URS.

•	When VimpelCom shareholders voted to support the URS acquisition, Telenor sued in the U.S. to invalidate the vote.

•	When the U.S. court rejected Telenor’s claims, Telenor sued in Russia trying to unwind the transaction.

•	Telenor petitioned the Ukrainian Anti-Monopoly Commission to block VimpelCom’s acquisition of URS.

•	Telenor’s nominees on the VimpelCom board repeatedly blocked approval of VimpelCom’s 2006 annual budget, which included capital expenditures to fund URS’s growth plans.

•	When VimpelCom offered to purchase Kyivstar and thus resolve the conflict, Telenor used it as a bargaining chip and demanded unreasonable pre-conditions to the deal, including the right for Telenor to obtain control of your company.

Look at the evidence. What do Telenor’s actions say about Telenor’s willingness to act in VimpelCom’s best interests, when those interests differ from Telenor’s? What do they say about Telenor’s commitment to corporate democracy? We urge you not to allow VimpelCom to become a hostage to Telenor’s self-interested agenda.

REJECT TELENOR’S SELF-INTERESTED TACTICS – VOTE FOR THE

ALTIMO-SUPPORTED INDEPENDENT NOMINEES ON THE ENCLOSED

GOLD PROXY CARD TODAY!

We urge you to reject Telenor’s disruptive, self-interested tactics. Vote FOR the Altimo-supported independent nominees on the enclosed GOLD proxy card today in the enclosed postage-paid envelope. Please vote all of your shares FOR the three Altimo-supported independent nominees. Discard any proxy card you receive from Telenor.

You must submit your proxy no later than 10:00 a.m., New York City time, on Monday, June 19, 2006, to ensure that your shares are voted.

If you have any questions, or need assistance in voting your shares, please call our proxy solicitor, Georgeson Shareholder Communications, toll-free at 1-866-357-4030.

We appreciate your support.

Sincerely,

Alexei M. Reznikovich Chief Executive Officer

IF YOUR SHARES ARE HELD IN THE NAME OF A BROKER, BANK OR OTHER INSTITUTION, ONLY IT CAN VOTE YOUR SHARES.

PLEASE DIRECT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT TO EXECUTE ON

YOUR BEHALF A GOLD PROXY CARD WITH A VOTE OF ALL OF YOUR SHARES FOR THE

ALTIMO-SUPPORTED INDEPENDENT NOMINEES.

IF YOU HAVE ANY QUESTIONS ABOUT GIVING YOUR PROXY OR REQUIRE ASSISTANCE, PLEASE CALL:

17 State Street

New York, NY 10004

Call Toll Free: 1-866-357-4030

Banks and Brokerage Firms Call Collect: 1-212-440-9800

About Altimo

Altimo Holdings and Investments Limited (“Altimo”), formerly known as Alfa Telecom Limited, is a member of Alfa Group Consortium, one of Russia’s largest privately owned financial-industrial conglomerates. Alfa Group Consortium has interests in financial services (Alfa Bank, AlfaStrakhovanie Insurance Group, Alfa Capital Partners), oil and gas production (TNK-BP), telecommunications (Altimo) and retail (Pyaterochka Holding N.V., Perekrestok Group of Companies, Smirnov Trade House). Altimo holds its interest in OAO “Vimpel-Communications” (“VimpelCom”) through its subsidiary Eco Telecom Limited (“Eco Telecom”). The statements set forth in this letter represent the opinions of Altimo and Eco Telecom. Permission to use quotations contained in this letter has been neither sought nor obtained.

Forward-Looking Statements

This letter contains forward-looking statements that involve risks and uncertainties. In addition, other written or oral statements that constitute forward-looking statements have been made and may in the future be made by or on behalf of Altimo or Eco Telecom (collectively, the “Senders”). In this letter, such forward-looking statements include, without limitation, statements relating to (1) the implementation of strategic initiatives, (2) the results or consequences of any meeting of shareholders of VimpelCom, (3) the consequences of certain proposed transactions involving VimpelCom, (4) statements relating to VimpelCom’s future business development and economic performance and (5) other statements regarding matters that are not historical facts. The words “believe”, “expect”, “will”, “may”, “should” and similar expressions identify certain of these forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements because actual events and results may differ materially from the expected results described by such forward-looking statements. Many factors may influence the Senders’ or VimpelCom’s actual results and cause them to differ materially from expected results as described in such forward-looking statements. The Senders disclaim any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

Eco Telecom has filed with the Securities and Exchange Commission (the “SEC”) a statement on Schedule 13D and a number of amendments thereto with respect to Eco Telecom’s interest in the securities of VimpelCom (as amended from time to time, the “Schedule 13D”). Investors and security holders are urged to read the Schedule 13D, as well as VimpelCom’s filings on Form 20-F and Form 6-K, and any other relevant documents filed or to be filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain free copies of such documents at the SEC’s website (http://www.sec.gov).

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